UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                               For the fiscal year ended: December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from   to _______

Commission file number  1-12454

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUBY TUESDAY, INC.
150 West Church Avenue
Maryville, TN 37801

Exhibit index appears at page 16.  This report contains a total of 17 pages.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Financial Statements
and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Louisville, Kentucky

June 29, 2011

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investment at fair value:
Company stock fund	$4,050,337	$2,353,790
Mutual funds	21,010,402	17,921,299
Common/collective trust	3,730,574	3,756,562
Total investments at fair value	28,791,313	24,031,651
Loans to participants	1,102,033	1,040,176
Contributions receivable:
Participants	—	110,364
Employer	305,340	—
	305,340	110,364
Total Assets	30,198,686	25,182,191
Liabilities:
Due to broker for securities purchased	—	(101,139)
Total Liabilities	—	(101,139)

Net assets available for benefits before
adjustments to contract value	30,198,686	25,081,052

Adjustment to contract value:
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(80,306)	(7,499)
Net assets available for benefits	$30,118,380	$25,073,553

See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Investment income:
Net appreciation in fair value of investments	$4,217,939
Dividends	317,883
Interest	14,947
Other income-loan interest	55,033
Total investment income	4,605,802

Contributions:
Participants	2,657,565
Employer	305,340
Total contributions	2,962,905
7,568,707

Deductions from net assets attributable to:
Distributions to participants	(2,463,033)
Administrative expenses	(60,847)
Total deductions	(2,523,880)
Increase in net assets available for benefits	5,044,827
Net assets available for benefits at beginning of year	25,073,553
Net assets available for benefits at end of year	$30,118,380
See accompanying notes to financial statements.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Notes to Financial Statements

December 31, 2010 and December 31, 2009

(1)	Description of the Plan

The following description of the Ruby Tuesday, Inc. Salary Deferral Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a voluntary, defined contribution plan covering all employees of Ruby Tuesday, Inc. (the “Company”), other than union employees, leased employees and highly compensated employees.  Employees are eligible to participate in the Plan after six months of service and age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The general administration of the Plan is the responsibility of the Plan Committee (the “Committee”) which consists of at least two persons and not more than seven persons appointed by the Company’s Board of Directors.

(b)	Contributions

Participants may contribute up to 50% of their annual pre-tax compensation as defined in the Plan subject to certain limits.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans and up to 10% of their annual compensation as after-tax contributions.  Participants age 50 and older may contribute catch-up contributions.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a Company stock fund, twenty mutual funds and one stable return fund as investment options for participants.  The Company will make matching contributions in an amount equal to a discretionary percentage to be determined by the Company.  Matching contributions shall not be made with respect to a participant’s deferrals that exceed the first six percent of the participant’s annual compensation.  Matching contributions may vary based on classes of participants and on the percentage of a participant’s deferral amount.  No matching contributions are made on either catch-up contributions or after-tax contributions.  Company contributions may be made in cash or in-kind, including shares of Company stock, at the discretion of the Company.  The maximum employee contribution to the Plan for the 2010 plan year was $16,500.   An employer matching contribution of $305,340 was accrued for the 2010 plan year and paid shortly thereafter.  No other employer matching contributions were made during the 2010 Plan year.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and a pro rata allocation of the earnings (losses) of the investment options, and charged with an allocation of administrative expenses, whether or not pro rata, in accordance with ERISA.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately 100% vested in their own contributions plus any earnings thereon and become 100% vested in the matching Company contributions plus actual earnings thereon after the completion of 3 years of service or, if earlier, in the event of a termination of service due to death, disability, or retirement on or after age 65.

(e)	Payment of Benefits

On termination of service, whether due to death, disability, retirement, or otherwise, the participant or the beneficiary of the participant shall receive a lump-sum payment in cash.  A participant invested in the Company stock fund may request a distribution in kind from that fund.  The participant may withdraw at any time all or a portion of rollover amounts and after-tax contributions and related earnings.  The participant may request a withdrawal of all or a portion of deferral amounts and catch-up contributions if able to demonstrate hardship.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, subject to reduction for certain prior outstanding loan balances, or 50% of their vested account balance at a reasonable rate of interest, currently prime +1%. The loans are secured by one-half of the balance in the participant’s account. Loans outstanding at December 31, 2010 and 2009 had interest rates ranging from 4.25% to 9.50% for both years.

(g)	Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $39,319 and $36,356, respectively.  These accounts will be used to reduce future employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of net assets available for benefits and the reported changes in such net assets available for benefits during the reported period. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 4 for discussion of fair value measurements.

Net appreciation in fair value of investments is reflected in the statements of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation from one period to the next.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Acquisitions costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Participant loans

Participant loans are valued at amortized cost.  Amortized cost represents unpaid loan principal plus accrued interest at year- end.  Management has determined that fair value of loans at December 31, 2010 and 2009 does not differ materially from amortized cost.

(e)	Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued new guidance and clarifications for improving disclosures about fair value measurements. This guidance requires enhanced disclosures regarding transfers in and out of the levels within the fair value hierarchy. Separate disclosures are required for transfers in and out of Level 1 and 2 fair value measurements, and the reasons for the transfers must be disclosed. In the reconciliation for Level 3 fair value measurements, separate disclosures are required for purchases, sales, issuances, and settlements on a gross basis. The adoption of this guidance did not materially impact the Plan.

In September 2010, the FASB issued new guidance that requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

(f)	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks, including short-term liquidity risk, associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(g)	Plan Expenses

Administrative expenses of the Plan are paid by the Company to the extent not paid with plan assets.

(h)	Payment of Benefits

Benefits are recorded when paid.

(i)	Subsequent Events

The Plan has evaluated subsequent events and determined that no disclosure is necessary.

(3)	Investments

The Plan’s investments are held by a trust fund that is administered by Wells Fargo Bank N.A.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are as follows:

	2010	2009
Investments at fair value as determined by quoted market prices:
Company stock fund:
Ruby Tuesday, Inc. common stock pool	$ 4,050,337	$ 2,353,790
Mutual funds:
Wells Fargo Advantage Small Cap Value Fund	3,964,228	3,201,894
Wells Fargo Advantage Dow Jones Target 2040	2,229,445	1,795,660
American Capital World Growth and Income Fund	1,992,041	1,884,294
Wells Fargo Advantage Dow Jones Target 2030	1,559,634	*
Wells Fargo Advantage Total Return Bond Fund	*	1,303,232
Dodge & Cox International Stock Fund	*	1,302,235
Davis NY Venture Fund A	*	1,258,628
Investments at estimated fair value:
Common/collective trust:
Wells Fargo Stable Return Fund N6	3,730,574	3,756,562

* Less than 5% of plan’s net assets in applicable year

During the year ended December 31, 2010 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,217,939 as follows:

Company stock fund	$ 1,853,076
Mutual funds	2,276,033
Common/collective trust	88,830
Total	$ 4,217,939

(4)	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Company stock fund:  Ruby Tuesday, Inc. common stock is traded on the New York Stock Exchange and is valued at the quoted market price on the last business day of the plan year.

Mutual funds:  Stated at fair value based on quoted market prices on the last business day of the plan year.

Common/collective trust:  Valued in accordance with ASC 946, Financial Services – Investment Companies, which states that investment contracts held in a defined-contribution plan are required to be reported at fair value.  Fair value for these investments is reported at the net asset value by the underlying funds. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value.

The methods described above may produce a fair calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Total
Assets:
Company stock fund	$ 4,050,337	$ —	$ —	$ 4,050,337
Mutual funds	21,010,402	—	—	21,010,402
Common/collective trust	—	3,730,574	—	3,730,574
Total investments	$ 25,060,739	$ 3,730,574	$ —	$ 28,791,313

The Plan has $3,730,574 of investments in alternative investment funds, which are reported at fair value.  The Plan has concluded that the net asset value reported by the underlying funds approximates the fair value of the investment.  These investments are redeemable with the underlying funds at net asset value under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds.  However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.  Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds.  Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable.  When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value.  Therefore, if the redemption rights in the funds were restricted or eliminated and the Plan were to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported net asset value, and the discount could be significant.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Plan may be terminated at any time by the Company’s Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries in due course. Each participant would become 100% vested in their employer contributions on the date of termination.

(6)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, a timely filed application for an updated determination is pending before the Internal Revenue Service.  The Plan’s tax counsel believes that the Plan is designed, and the Committee believes the Plan is currently being operated, in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

(7)	Transactions with Parties In Interest

The Company stock fund invests in Company stock.  At December 31, 2010 and 2009, this fund held 300,045 and 319,931 shares of Company stock, respectively, with market values of $3,918,588 or $13.06 per share and $2,303,503 or $7.20 per share, respectively.  The Company stock fund also held $131,749 and $50,287 in the Wells Fargo Advantage Money Market Fund as of December 31, 2010 and 2009, respectively.

Certain Plan investments are shares of mutual funds, a common/collective trust, and a money market fund managed by Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A. is the trustee as defined by the Plan, and therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $29,727 for the year ended December 31, 2010.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$ 30,118,380	$ 25,073,553
Adjustment from fair value to contract value for fully
benefit - responsive investments contracts	80,306	7,499
Net assets available for benefits per the Form 5500	$ 30,198,686	$ 25,081,052

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Total investment income per the financial statements	$4,605,802
Cumulative adjustment from fair value to contract value for fully benefit-
responsive investment contracts	72,807
Total investment income per the Form 5500	$4,678,609

Schedule

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H Part IV 4i
EIN: 63-0475239
Plan Number 001
December 31, 2010
Identity of Issuer, Borrower,			Current
Lessor or Similar Party	Description of investment	Cost	Value
Investments:
Company Stock Fund **:
Ruby Tuesday, Inc. common stock pool*	300,045 shares of common stock	$2,688,067	$4,050,337
Mutual Funds:
Wells Fargo Advantage Small Cap Value Fund*	121,714 shares of mutual fund	3,269,816	3,964,228
Wells Fargo Advantage Dow Jones Target 2040*	139,166 shares of mutual fund	1,447,113	2,229,445
American Capital World Growth and Income Fund	55,862 shares of mutual fund	1,329,467	1,992,041
Wells Fargo Advantage Dow Jones Target 2030*	107,561 shares of mutual fund	1,078,913	1,559,634
Dodge & Cox International Stock Fund	38,390 shares of mutual fund	1,346,852	1,370,905
Wells Fargo Advantage Total Return Bond Fund*	106,326 shares of mutual fund	1,293,761	1,325,890
Davis NY Venture Fund A	38,600 shares of mutual fund	1,266,068	1,325,534
Wells Fargo Advantage Index Fund*	25,844 shares of mutual fund	1,109,852	1,135,830
Pimco Total Return	74,521 shares of mutual fund	777,746	808,554
American Growth Fund of America Class	26,118 shares of mutual fund	610,949	788,507
Baron Asset Fund	13,409 shares of mutual fund	446,680	741,117
Wells Fargo Advantage Special Mid Cap Value Fund*	34,966 shares of mutual fund	659,339	735,335
Pimco High Yield	75,642 shares of mutual fund	663,920	703,470
American Funds Fundamental Investors	17,122 shares of mutual fund	624,984	627,367
Wells Fargo Advantage Dow Jones Target 2020*	24,949 shares of mutual fund	265,469	345,549
MFS Value Fund Class R3	13,866 shares of mutual fund	216,725	315,459
Wells Fargo Advantage Dow Jones Target 2050*	34,409 shares of mutual fund	227,464	313,465
Wells Fargo Advantage Small Cap Growth Fund*	20,204 shares of mutual fund	225,487	271,139
Oppenheimer Developing Market Fund	4,931 shares of mutual fund	164,909	179,843
Templeton Global Bond Fund	7,415 shares of mutual fund	99,341	100,764
Ridgeworth Mid Cap Value Equity Fund	6,711 shares of mutual fund	73,657	79,125
Wells Fargo Advantage Dow Jones Target Today*	6,333 shares of mutual fund	62,874	67,915
Wells Fargo Advantage Dow Jones Target 2010*	2,286 shares of mutual fund	25,397	29,286
	Total Mutual Funds	17,286,783	21,010,402
Common/collective trust:
Wells Fargo Stable Return Fund N6*	79,986 shares of fund	3,334,669	3,730,574
Participant Loans	Interest rates ranging from 4.25% to 9.50%	—	1,102,033
	Total Assets	$23,309,519	$29,893,346
* Represents a party in interest
** Includes Wells Fargo Advantage Money Market balance of $131,749
See accompanying report of independent registered public accounting firm.

SIGNATURES

Ruby Tuesday, Inc. Salary Deferral Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBY TUESDAY, INC. SALARY DEFERRAL PLAN

Date: 6/29/11	/s/ Marguerite N. Duffy
Marguerite N. Duffy
Chair, Plan Committee of the Ruby Tuesday, Inc. Salary Deferral Plan

Exhibit Index

Exhibit Number	Description	Page Number
23	Consent of KPMG LLP, Independent Registered	17
	Public Accounting Firm, dated June 29, 2011

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ruby Tuesday, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 033-20585 and 333-03153) on Form S-8 of Ruby Tuesday, Inc. of our report dated June 29, 2011 with respect to the statements of net assets available for benefits of the Ruby Tuesday, Inc. Salary Deferral Plan as of December 31, 2010 and 2009, the related statement of changes in net assets available for benefits for the year-ended December 31, 2010, and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Ruby Tuesday, Inc. Salary Deferral Plan.

/s/ KPMG LLP

Louisville, Kentucky
June 29, 2011